

September 16, 2015

Mail Stop 4546

<u>Via E-mail</u>
George R. Aylward
Chief Executive Officer
Virtus Investment Partners, Inc.
100 Pearl Street
Hartford, CT 06103

> **Re:** **Virtus Investment Partners, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed March 2, 2015**
> **File No. 001-10994**

Dear Mr. Aylward:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2014</u>

<u>Assets Under Management, page 25</u>

1. We note that you attribute, in part, the decrease in assets under management (AUM) from December 31, 2013 to December 31, 2014 to the impact on assets from the use of leverage. Please expand your discussion to more fully explain how increases and decreases in leverage impact your AUM. Additionally, further disaggregate "Other (1)" within your Asset Flows by Product table on page 27 to separately present the impact of the use of leverage and any other significant items that your attribute to increases or decreases.

<u>Assets Flows By Product, page 27</u>

2. Please revise your future filings to disaggregate the impact from foreign currency exchange rates from market performance within your rollforwards.

3. We note that "Other (1)" within your table on page 27 includes, among other things, net flows and market performance on structured products. We also note on page 3 in your discussion of your investment products that you define institutional accounts to include structural products. Please revise your future filings (within note 1 at the top of page 28) to clarify if net flows and market performance on structured products is included in any of your retail products.

Results of Operations, page 29

Income Tax Expense, page 34

4. You disclose that your estimated effective tax rate decreased from 36.7% in 2013 to 28.9% in 2014 as a result of a net tax benefit of approximately $15.5 million due to the resolution of uncertain tax positions. Considering the impact of the net tax benefit to your current year effective tax rate and income tax expense, please expand your discussion to describe the nature of the tax benefit, including the additional reduction in your net operating loss carryforwards.

Notes to Consolidated Financial Statements, page F-8

Note 7. Income Taxes, page F-20

5. We note from your tax rate reconciliation that in 2014 you recognized a $31.0 million tax benefit and a $15.5 million tax expense in connection with uncertain tax positions and an IRS audit resolution, respectively. In addition, you reduced your net operating loss carryforwards by approximately $15.5 million for a loss resulting from the past dissolution of a subsidiary. Please address the following:
   - Clarify if the amounts in the reconciliation (i.e. $31.0 million benefit and $15.5 million expense) represent two discrete tax matters.
   - Tell us how the $15.5 million reduction in net operating loss carryforwards is reflected in the change in your deferred tax asset – net operating losses from $23,705 at December 31, 2013 to $21,547 at December 31, 2014 (refer to page F-21). Please advise and revise to clarify, as necessary.
   - We note from your table at the top of page F-22 that you recognized in 2014 the entire unrecognized tax benefits ($32,602) from the prior year. We also note from your disclosure on page F-21 in your 2013 Form 10-K that you determined it was reasonably possible that your unrecognized tax benefits may increase or decrease in 2014; however, you could not estimate the range of such possible changes. Please explain the facts and circumstances surrounding the uncertainties and explain why an estimate of the range could not be made. Refer to ASC 740-10-50-15.

George R. Aylward
Virtus Investment Partners, Inc.
September 16, 2015
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michelle Miller at (202) 551-3368 or me at (202) 551-3872 with any questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief
Office of Financial Services II